Exhibit 99.5

Separate Financial Information for the Year ended December 31, 2016

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience

Separate Financial Information as at December 31, 2016

Somekh Chaikin

KPMG Millennium Tower

17 Ha’arba’a Street, PO Box 609

Tel Aviv 61006, Israel

+972 3 684 8000

To:

The Shareholders of “Bezeq” the Israeli Telecommunication Corporation Ltd.

Subject: Special auditors’ report on separate financial data according to Regulation 9C of the Securities Regulations (Periodic and Immediate Reports) – 1970

We have audited the separate financial data presented in accordance with Regulation 9C of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq” the Israeli Telecommunication Corporation Ltd. (hereinafter – “the Company”) as of December 31, 2016 and 2015 and for each of the three years, the last of which ended December 31, 2016. The separate financial data are the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express an opinion on the separate financial data based on our audit.

We did not audit the financial statements of equity accounted investees the investment in which amounted to approximately NIS 121 million and NIS 587 million as of December 31, 2016 and 2015, respectively, and the Company's share in their profits (losses) amounted to approximately NIS (24) million, NIS (2) million and NIS 499 million for the years ended December 31, 2016, 2015 and 2014, respectively. The financial statements of those companies were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to amounts emanating from the financial statements of such investees, is based solely on the reports of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards in Israel. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial data are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial data. An audit also includes assessing the accounting principles that were used in preparing the separate financial data and the significant estimates made by the Board of Directors and by Management of the Company, as well as evaluating the separate financial data presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and on the reports of the other auditors, the separate financial data has been prepared, in all material respects, in accordance with Regulation 9C of the Securities Regulations (Periodic and Immediate Reports) - 1970.

Without qualifying our abovementioned opinion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be calculated, as set forth in Note 11.

Somekh Chaikin

Certified Public Accountants (Isr.)

March 29, 2017

Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

Separate Financial Information as at December 31, 2016

Information pertaining to the Financial Position as at December 31

		2016	2015
	Note	NIS million	NIS million

Assets
Cash and cash equivalents		182	110
Investments	3,1	549	648
Trade receivables	3,2	698	668
Other receivables	3,2	72	119
Loans granted to investees	10,2	78	288
Total current assets		1,579	1,833

Trade and other receivables	3,2	211	180
Property, plant and equipment	5	4,867	4,753
Intangible assets		229	255
Investment in investees	9.2	7,080	7,217
Loans granted to investees	10,2	120	374
Non-current investments	3,1	105	101
Total non-current assets		12,612	12,880

Total assets		14,191	14,713

Separate Financial Information as at December 31, 2016

		2016	2015
	Note	NIS million	NIS million

Liabilities
Debentures, loans and borrowings	3,4	1,405	1,660
Loan from an investee		-	434
Trade and other payables	3,3	679	636
Current tax liabilities		96	619
Employee benefits		263	330
Liability to Eurocom DBS Ltd, an affiliate		32	233
Provisions	11	48	60
Total current liabilities		2,523	3,972

Debentures and loans	3,4	8,630	7,879
Loan from an investee	10,2	325	-
Employee benefits		220	203
Derivatives and other liabilities		231	215
Deferred tax liabilities	4,2	59	33
Total non-current liabilities		9,465	8,330

Total liabilities		11,988	12,302

Equity
Share capital		3,878	3,874
Share premium		384	368
Reserves		302	308
Deficit		(2,361)	(2,139)
Total equity		2,203	2,411

Total liabilities and equity		14,191	14,713

Shaul Elovitch	Stella Handler	Alon Raveh
Chairman of the Board of Directors	CEO	CFO Bezeq Group

Date of approval of the financial statements: March 29, 2017

The attached notes are an integral part of the separate financial information.

Separate Financial Information as at December 31, 2016

Information pertaining to Profit or Loss for the year ended December 31

		2016	2015	2014
	Note	NIS million	NIS million	NIS million

Revenues	6	4,383	4,407	4,317
Costs of activity
Salaries		898	912	895
Depreciation and amortization		717	725	688
General and operating expenses	7	705	721	777
Other operating income, net	8	(13)	(99)	(23)
		2,307	2,259	2,337

Operating profit		2,076	2,148	1,980
Financing expenses
Financing expenses		475	362	472
Financing income		(30)	(30)	(72)
Financing expenses, net		445	332	400

Profit after financing expenses, net		1,631	1,816	1,580
Share in earnings of investees, net		12	397	1,009
Profit before income tax		1,643	2,213	2,589
Income tax	4,1	399	492	478
Profit for the year attributable to the Company's controlling shareholders		1,244	1,721	2,111

Information pertaining to Comprehensive Income for the year ended December 31

	2016	2015	2014
	NIS million	NIS million	NIS million

Profit for the year	1,244	1,721	2,111
Items of other comprehensive income (loss), net of tax	(15)	7	(36)
Total comprehensive income for the year attributable to equity holders of the Company	1,229	1,728	2,075

The attached notes are an integral part of the separate financial information.

Separate Financial Information as at December 31, 2016

Information pertaining to Cash Flows for the years ended December 31

	2016	2015	2014
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the year	1,244	1,721	2,111
Adjustments:
Depreciation and amortization	717	725	688
Share in earnings of investees, net	(12)	(397)	(1,009)
Financing expenses, net	445	323	432
Capital gain, net	(107)	(233)	(175)
Income tax expenses	399	492	478

Change in trade and other receivables	(51)	53	59
Change in trade and other payables	(54)	(75)	85
Change in provisions	(12)	12	(62)
Change in employee benefits	(72)	104	3
Miscellaneous	(15)	(19)	3

Net cash (used in) from operating activities due to transactions with subsidiaries	27	2	5

Net income tax paid	(445)	(350)	(359)
Net cash from operating activities	2,064	2,358	2,259
Cash flows from investment activities
Investment in intangible assets	(76)	(71)	(82)
Proceeds from the sale of property, plant and equipment	132	146	221
Acquisition of financial assets held for trading and others	(905)	(1,535)	(2,654)
Proceeds from the sale of financial assets held for trading and others	1,003	3,065	1,617
Tax payment for shareholders loans	(461)	-	-
Purchase of property, plant and equipment	(758)	(778)	(740)
Miscellaneous	2	(7)	(14)
Net cash from the investment activities with subsidiaries	148	109	931
Net cash flows from (used in) investment activities	(915)	929	(721)
Cash flow from finance activities
Issue of debentures and receipt of loans	2,161	782	1,446
Repayment of debentures and loans	(1,444)	(1,349)	(920)
Dividends paid	(1,441)	(1,777)	(2,069)
Payment to Eurocom DBS for acquisition of DBS shares and loans	(256)	(680)	-
Interest paid	(381)	(384)	(421)
Miscellaneous	(21)	3	3
Net cash (used in) from financing activities due to transactions with subsidiaries	305	(20)	434
Net cash from (used in) finance activities	(1,077)	(3,425)	(1,527)
Net increase (decrease) in cash and cash equivalents	72	(138)	11
Cash and cash equivalents at January 1	110	248	237
Cash and cash equivalents at the end of the year	182	110	248

The attached notes are an integral part of the separate financial information

Separate Financial Information as at December 31, 2016

Notes to the Separate Financial Information as at December 31, 2013

1.	General

Below is a breakdown of financial information from the Group's consolidated financial statements as at December 31, 2016 ("the Consolidated Statements") published as part of the periodic reports, pertaining to the Company itself ("the Separate Financial Information"), presented pursuant to Regulation 9C ("the Regulation") and the Tenth Addendum to the Securities Regulations (Periodic and Immediate Reports), 1970 ("the Tenth Addendum") with respect to the separate financial information of the corporation.

The separate financial information should be read in conjunction with the consolidated statements.

In this Separate Financial Information -

"The Company" - Bezeq The Israel Telecommunication Corporation Limited

"Investee", "Group", "Subsidiary", "Interested Party" - as these terms are defined in the Company's consolidated financial statements for 2016.

2.	Significant Accounting Standards applied in the Separate Financial Information

The accounting policies specified in the Consolidated Statements were consistently applied by the Company for all the periods presented in this Separate Financial Information, including the method for classifying financial information in the consolidated statements, with the required changes:

2.1	Presentation of the financial information

The information pertaining to the financial position, profit or loss, comprehensive income and cash flows include information included in the Consolidated Statements, which refer to the Company separately. The investment balances and results of the operations of investees are accounted using the equity method. Cash flows for ongoing activities, investment activities and financing for transactions with investees are presented separately, in net figures, under the relevant item based on the nature of the transaction.

2.2	Transactions between the Company and investees

2.2.1	Presentation

Intra-group balances and income and expenses arising from intra-group transactions, which were derecognized in the preparation of the Consolidated Statements, are presented separately from the balance for investees and the profit relating to investees, together with similar third party balances.

2.2.2	Measurement

Transactions carried out between the Company and its subsidiaries are measured in accordance with the recognition and measurement principles set out in the International Financial Reporting Standards ("IFRS"). These principles outline the accounting treatment for third party transactions.

Separate Financial Information as at December 31, 2016

3.	Financial Instruments

3.1	Investments, including derivatives

	December 31, 2016	December 31, 2015
	NIS million	NIS million
Deposits in a bank	546	506
Exchange-traded funds	-	139
Derivatives	3	3
	549	648

The deposits mature through to May 2017.

The balance for noncurrent investments includes a bank deposit for providing loans to the Company's employees for which the maturity date is yet to be set and a deposit related to hedging transactions.

3.2	Trade and other receivables

	Maturity dates	Unlinked	Israeli CPI linked	Total
		NIS million	NIS million	NIS million

December 31, 2016
Current assets
Trade receivables	2017	698	-	698
Other receivables	2017	24	48	72
Total current assets		722	48	770

Non-current assets
Trade and other receivables	2018-2019	16	195	211

December 31, 2015
Current assets
Trade receivables	2016	668	-	668
Other receivables	2016	22	97	119
Total current assets		690	97	787

Non-current assets
Trade and other receivables	2017-2018	15	165	180

Separate Financial Information as at December 31, 2016

3.3	Other payables, including derivatives

	Unlinked (including non-financial items)	Israeli CPI linked	In foreign currency or linked thereto (primarily USD)	Total
	NIS million	NIS million	NIS million	NIS million

December 31, 2016
Trade and other payables	515	153	11	679

December 31, 2015
Trade and other payables	584	46	6	636

3.4	Debentures and loans

3.1.1	Composition:

	December 31, 2016	December 31, 2015
	NIS million	NIS million
Current liabilities
Current maturities of debentures	581	965 (1)
Current maturities of bank loans	824	695
	1,405	1,660
Non-current liabilities
Debentures	5,580	5,420
Loans from banks	3,050	2,459
	8,630	7,879

	10,035	9,539

(1)	Of the total of NIS 180 million were for current maturities of debentures held by Bezeq Zahav (Holdings) Ltd. and were paid on June 1, 2016

Separate Financial Information as at December 31, 2016

Terms and debt repayment schedule

	December 31, 2016		December 31, 2015
	Carrying amount	Par value	Carrying amount	Par value
	NIS million	NIS million	NIS million	NIS million
Total unlinked bank loans at variable interest	978	978	1,331	1,331
Total unlinked bank loans at fixed interest	2,249	2,235	1,823	1,823
Total unlinked bank loans at fixed interest	647	647	-	-
Total loans	3,874	3,860	3,154	3,154

Debentures issued to the public
CPI-linked debentures at fixed interest - Series 5	-	-	490	398
Debenture Series 6-10	5,761	5,554	5,495	5,282
Total debentures issued to the public	5,761	5,554	5,985	5,680
Debentures issued to financial institutes:
Unlinked debentures at fixed interest	400	400	400	400
Total debentures issued to financial institutions	400	400	400	400

Total debentures	6,161	5,954	6,385	6,080

Total interest-bearing liabilities	10,035	9,814	9,539	9,234

For further information see Note 12 to the Consolidated Statements - Debentures, Loans and Borrowings.

Separate Financial Information as at December 31, 2016

3.5	Liquidity risk

Below are contractual maturities of financial liabilities, including estimated interest payments (based on known CPI and interest rates at December 31, 2016):

	as at December 31, 2016
	Carrying amount	Contractual cash flows	First half of 2017	Second half of 2017	2018	2019-2021	2022 onwards
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Non-derivative financial liabilities

Trade and other payables	631	631	627	4	-	-	-
Loan from an investee	325	408	-	11	11	33	353
Loans	3,874	4,065	156	547	782	1,840	740
Debentures	6,161	6,919	570	146	1,022	2,783	2,398
Liability to Eurocom DBS	32	32	-	32	-	-	-

Financial liabilities - derivatives
Forward contracts (on the consumer price index)	176	176	-	-	40	115	21
	11,199	12,231	1,353	740	1,855	4,771	3,512

3.6	Currency and CPI risks

For information regarding CPI hedging transactions that the Company carried out during 2016, see Note 29.6.1 to the Consolidated Statements. These transactions were recognized in the financial statements as cash flow hedges.

4.	Income tax expenses

4.1	General

	Year ended December 31
	2016	2015	2014
	NIS million	NIS million	NIS million

Current tax expense
Expenses for the current year	411	454	412
Adjustments for previous years	(32)	-	-
Total current tax expenses	379	454	412

Deferred tax expense	20	38	66

Income tax expenses	399	492	478

Separate Financial Information as at December 31, 2016

4.2	Changes in recognized deferred tax assets and tax liabilities during the year

Composition of and changes in deferred tax assets and tax liabilities during the year:

	Balance as at January 01, 2015	Total recognized in profit or loss	Recognized in equity	Balance as at December 31, 2015	Total recognized in profit or loss	Recognized in equity	Balance as at December 31, 2016
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Employee benefit plan	186	(1)	1	186	(28)	(3)	155
Property, plant and equipment	(239)	(16)	-	(255)	31	-	(224)
Provisions and others	52	(21)	5	36	(23)	(3)	10
	(1)	(38)	6	(33)	(20)	(6)	(59)

Separate Financial Information as at December 31, 2016

5.	Property, plant and equipment

	2016	2015
	NIS million	NIS million

Cost
Balance as at January 1	16,215	15,950
Additions	751	766
Disposals	(745)	(501)
Balance as at December 31	16,221	16,215

Depreciation
Balance as at January 1	11,462	11,330
Depreciation for the year	615	613
Disposals	(723)	(481)
Balance as at December 31	11,354	11,462

Amortized cost as at December 31	4,867	4,753

For further information see Note 8 to the Consolidated Statements - Property, Plant and Equipment

6.	Revenues

	Year ended December 31
	2016	2015	2014
	NIS million	NIS million	NIS million

Fixed-line telephony	1,490	1,586	1,668
Internet - infrastructure	1,597	1,542	1,394
Transmission and data communication	1,077	1,058	1,022
Other services	219	221	233
	4,383	4,407	4,317

7.	Operating and general expenses

	Year ended December 31
	2016	2015	2014
	NIS million	NIS million	NIS million

Maintenance of buildings and sites	189	202	217
Marketing and general	195	188	213
Interconnectivity and payments to communications operators	130	145	161
Services and maintenance by sub-contractors	72	60	61
Vehicle maintenance	72	78	76
Terminal equipment and materials	47	48	49
	705	721	777

Separate Financial Information as at December 31, 2016

8.	Other operating income, net

	Year ended December 31
	2016	2015	2014
	NIS million	NIS million	NIS million

Gain from disposal of property, plant and equipment (mainly real estate)	(107)	(233)	(175)
Provision for severance pay in voluntary redundancy	96	117	176
Others	(2)	17	(24)
Other operating income, net	(13)	(99)	(23)

9.	Subsidiaries

9.1	For further information regarding the issue of increasing control and completion of the acquisition transaction for Eurocom DBS's entire holdings in DBS shares and shareholders' loans in 2015, see Note 11.2 to the Consolidated Statements.

9.2	Investees held directly by the Company:

	Company’s	Investment in investees (equity-accounted) at
	interest in equity	December 31, 2016	December 31, 2015
		NIS million	NIS million
Pelephone Communications Ltd.	100%	3,744	3,775
Bezeq International Ltd.	100%	808	827
Bezeq Online Ltd.	100%	(5)	6
Walla! Communications Ltd.	100%	121	587
DBS Satellite Services (1998) Ltd. - see Note 11.2 to the Consolidated Statements regarding business combinations in 2015	100%	2,412	2,022
		7,080	7,217

*     Bezeq Zahav (Holdings) Ltd. (under voluntary liquidation)

For the Company's subsidiaries, investments in other investees are not material. For details of the loans provided to investees, see Note 10.2 below.

Separate Financial Information as at December 31, 2016

10.	Substantial Agreements and Transactions with Investees

10.1	Guarantees

10.1.1	The Company provided a guarantee in favor of banks for credit to Bezeq International of up to NIS 65 million if it will be granted.

10.1.2	The Company provided a bank guarantee for DBS, which DBS had provided in favor of the State of Israel, in accordance with the terms of DBS's license. At December 31, 2016, the balance of the Company's share in the guarantee amounts to NIS 20 million (linked to the CPI), based on the rate of its holdings in DBS at the date the guarantees were provided. Once all the holdings in DBS have been acquired the Company is expected to provide guarantees at the rate of its updated holdings in DBS (100%).

10.1.3	For further information regarding guarantees provided by the Company for compliance with DBS's liabilities to pay the entire balance of its debts to holders of DBS debentures Series B, see Note 12.4.4 to the Consolidated Statements.

10.1.4	For information pertaining to guarantees provided by the Company to various entities, see Note 18 to the Consolidated Statements - Securities, Liens and Guarantees.

10.2	Loans

Loans from investees

10.1.5	On May 23, 2016 the Company received a loan from Pelephone in the amount of NIS 325 million. The loan bears annual interest of 3.41% and is repayable in four equal annual installments from December 1, 2022.

10.1.6	Subsequent to the Reporting Date, DBS gave the Company a loan of NIS 130 million. The loan bears annual interest of 3.41% and will be paid in three installments during 2017.

Loans to investees

Breakdown of balances of loans provided to investees:

	December 31, 2016	December 31, 2015
	NIS million	NIS million

Short-term loans and current maturities
Bezeq International	78	108
Bezeq Zahav	-	180
	78	288

Non-current liabilities
Bezeq International	83	16
Bezeq On Line	37	35
DBS	-	323
	120	374

	198	662

Description of the terms of the loans provided to investees (as presented in the Statement of Financial Position):

	Balance in NIS millions	Payment Dates	Number of installments	Interest rate spread
Bezeq International
	16	2013-2017	5	4.68%-4.7%
	125	2017-2019	3	2.56%
	20	2017	1	2.56%
Bezeq On Line
	37	2018-2023	6	4.31%-4.86%

	198

With regard to the loans provided to DBS and converting them to capital, see Note 11.2.2 to the Consolidated Statements.

Separate Financial Information as at December 31, 2016

10.3	Service provision agreements

As the Company and its investees are communications providers, they are engaged in agreements and arrangements for providing and receiving various services in the communications sector, such as:

Transmission agreements, interconnectivity arrangements, billing agreements, various agreements regulating the communications services jointly provided by two companies, communications equipment maintenance, dealer agreements, agreements for the purchase of communications equipment, rental agreements (primarily for communications installations), collaboration agreements and publication in Internet websites of investees, etc.

The Company also engaged in a management services agreement with its investees.

The terms of the foregoing service agreements were set according to generally accepted tariffs for this type of service.

Breakdown of the volume of transactions and carrying balances:

	Year ended December 31
	2016	2015	2014
	NIS million	NIS million	NIS million
Transactions

Revenues
Pelephone	116	139	130
Bezeq International	197	155	134
DBS	4	4	4
Others	3	3	3
Total	320	301	271

Expenses
Pelephone	35	39	46
Bezeq International	26	30	32
DBS	-	-	1
Others	3	3	3
Total	64	72	82

	December 31	December 31
	2016	2015
	NIS million	NIS million

Balances (liabilities) due to the Company
Pelephone	25	19
Bezeq International	(17)	24
DBS	1	1
Total	9	44

For further information, see Note 28 to the Consolidated Statements - Transactions with Interested and Related Parties

Separate Financial Information as at December 31, 2016

10.4	Dividends

Breakdown of dividends received from investees:

	Year ended December 31
	2016		2015	2014
	NIS million		NIS million	NIS million
Pelephone Communications Ltd.	92		243	419
Bezeq International Ltd.	142		170	159
Walla! Communications Ltd.	434	*	-	-
StageOne Venture Capital Fund	-		1	2
	668		414	580

*	The dividend was received by way of offsetting a loan that the Company received from Walla in 2014 that had matured at the same time.

For information regarding dividends subsequent to balance sheet date, see Note 12 to the below.

11.	Contingent Liabilities

During the normal course of business, legal claims were filed against the Company or there are various pending claims (“in this section: “Legal Claims”).

In the opinion of the Company's management, based, inter alia, on legal opinions as to the likelihood of success of these litigations, the financial statements include appropriate provisions in the amount of NIS 48 million, where provisions are required to cover the exposure arising from such litigation.

In Management's opinion, the additional exposure (exceeding the foregoing provisions), as of December 31, 2016 due to legal claims filed against the Company on various matters, which are unlikely to be realized, amounts to a total of NIS 3.5 billion. This amount includes exposure of NIS 2 billion for a claim by shareholders against the Company and officers of the Company which the plaintiff estimates to be NIS 1.1 billion or NIS 2 billion (based on the method to be fixed of calculating the damages). In addition, the Company has further exposure in the amount of NIS 165 million for claims, the success of which cannot be assessed at this stage. The foregoing amounts are linked to the consumer price index and are before the addition of interest.

Furthermore, other claims have been filed against the Company as class actions with respect to which the Company has additional exposure beyond the aforesaid amounts, which cannot be quantified as the exact amounts of the claims are not stated in the claims.

Subsequent to reporting date, claims for which exposure amounted to NIS 116 million were concluded.

For further information concerning contingent liabilities see Note 16 to the Consolidated Statements.

* The Company is also exposed to another amount in respect of lawsuits for which the amount claimed is unclear.

12.	Events in and subsequent to the Reporting Period

On December 25, 2016 a merger agreement was signed between the Company and DBS. For further information concerning this matter see Note 11.2 to the Consolidated Statements.

On March 8, 2017 the board of directors of Bezeq International resolved to distribute a dividend to the Company in the amount of NIS 65 million in May 2017.